

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2012

Via E-Mail
Mr. Donald G. Basile
Chief Executive Officer
Violin Memory, Inc.
685 Clyde Ave.
Mountain View, CA 94043

> **Re: Violin Memory, Inc.**
> **Amendment No. 3 to**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted December 3, 2012**
> **Amendment No. 4 to**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted December 12, 2012**
> **CIK No. 1407190**

Dear Mr. Basile:

We have reviewed your amended confidential draft registration statements captioned above and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior letter refer to our comment letter dated November 20, 2012.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-Based Compensation

Stock-Based Compensation Expense, page 60

1.   We note your disclosure of stock-based compensation expense you expect to recognize in future periods based on outstanding awards as of October 31, 2012. As previously requested, please revise your disclosure to include the expected impact on stock-based compensation expense of awards issued subsequent to the most recent balance sheet date. In this regard, the RSU's granted on November 15, 2012 do not appear to have been considered in your disclosure of expected stock-based compensation expense for future periods. Please continue to update your disclosures for all equity related transactions subsequent to this request through the effective date of the registration statement.

2.   We note your disclosure on page 63 that the "OPM treats common stock and convertible preferred stock as call options on an enterprise value." Please note that the OPM treats common stock and preferred stock as call options on the enterprise's <u>equity</u> value. Please revise your disclosure accordingly.

3.   We note your response to prior comments 5 and 6. Considering that you concluded that the secondary common stock sales were not disorderly it is unclear to us why you would use the price of the common stock as an input to a valuation model rather than use the price itself. In this regard, we note that observable market prices of identical equity instruments are the best evidence of fair value. Please explain to us why you concluded that it was more appropriate to use the price of the secondary common stock sales in the reverse OPM rather than use the observable price of the common stock as fair value.

Business

Customers, page 83

4.   We note your response to prior comment 12. Please clarify here and elsewhere as appropriate your statement that Hewlett Packard has not "qualified" your 6000 Series Flash Memory Arrays. It is unclear whether Hewlett Packard is still testing your 6000 Series Flash Memory Arrays or if they have decided that they will not carry the product for the foreseeable future.

Management

Employment Arrangements, page 92

5.   Your response to prior comment 13 indicates that Mr. Brasile's 2009 employment agreement allows for a targeted annual bonus of 100% of his base salary. In your summary compensation table, you disclose that Mr. Brasile's salary for the fiscal year 2012 was $300,000, yet his bonus was $1,275,000. Please revise to clarify whether, pursuant to his 2009 employment agreement, the board had the discretion to increase his bonus beyond the 100% of base salary target. Please also revise to clarify the base salary

Donald G. Basile
Violin Memory, Inc.
December 20, 2012
Page 3

       and annual bonus authorized by the board in fiscal year 2012 and the criteria used to set these amounts.

       If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

       You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3735 with any other questions.

            Sincerely,

            /s/ Barbara C. Jacobs

            Barbara C. Jacobs
            Assistant Director

cc: James Masetti, Esq.
       Pillsbury Winthrop Shaw Pittman LLP